March 29, 2013

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”) File Numbers 811-21462 & 333-165006

To the Commission:

On February 8, 2013, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (the “Registration Statement”).  The Fund received comments on the filing from Larry L. Greene of staff the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The Fund has simultaneously filed another post-effective amendment to the Shelf Registration Statement to respond to the comments.  The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

1.           Comment:  The filing discloses that the Fund will use derivatives for hedging, including interest rate swap contracts, caps and floors purchased from financial institutions.  Please summarize in this section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response:  The Fund believes that its disclosure under the headings “Leverage –
Hedging Transactions” and “Risk Factors — Company Risks — Hedging Strategy Risk” clearly articulate the Fund’s intentions regarding the use of derivatives and the risks associated with their use.  The disclosure clearly indicates that (i) the Fund may use interest rate transactions for economic hedging purposes only, in an attempt to reduce the interest rate risk arising from its leveraged capital structure, and (ii) the Fund does not intend to hedge the interest rate risk of its portfolio holdings.  The Fund has added disclosure under the heading “Hedging Transactions” to make clear that it intends to define certain standards of creditworthiness for any counterparties and to continually monitor their creditworthiness. The

Fund did not have any derivatives transactions outstanding as of the end of its most recent fiscal year.

2.           Comment: Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response:  The Fund hereby makes such confirmation.

3.           Comment:  Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including, if material, events in foreign markets as well as the U.S.

Response:  The Fund believes that its disclosure under the heading “Risk Factors — Company Risks — Capital Markets Volatility Risk” addresses the referenced risks.

4.           Comment:  Prospectus disclosure indicates that the Fund may invest up to 20% of its total asset in below investment grade securities, i.e., securities rated as low as B3 by Moody’s or B- by S&P.  Add the description of ratings as an appendix to the prospectus.

Response:  Appendix A to the Fund’s statement of additional information provides a description of the ratings of Moody’s and S&P.  The Fund has added disclosure to the prospectus referencing the availability of this appendix.

5.           Comment:  Disclosure following the table states that: “The information appearing in this prospectus and in any related prospectus supplement is accurate only as of the dates on their covers.”  Add disclosure regarding the Fund’s duty to update the prospectus during the offering period.

Response:  The disclosure has been revised as requested.

6.           Comment:  Disclosure in the third paragraph discusses the Fund’s use of an unsecured credit facility and notes that outstanding balances under the credit facility generally accrue interest at a variable annual rate equal to the one-month LIBOR plus 1.25%, with a fee of 0.20% on any unused balance of the credit facility.  In light of the rate rigging scandal involving LIBOR, discussed in the WSJ as recently as February 26, 2013, disclose any adverse impacts experienced by the Fund or resulting from the use of this rate.

Response:  The Fund is not aware of any adverse impact it has sustained as a result of the use of LIBOR.

7.           Comment:  Add disclosure regarding whether the Fund’s investment objective is a fundamental of nonfundamental investment policy similar to the disclosure of Tortoise MLP Fund, Inc.

Response:  The disclosure has been revised as requested.

8.           Comment:  Clarify whether the Fund intends to use the proceeds of its credit facility for operations or to fund investments.

Response:  The disclosure has been revised as requested.

9.           Comment:  Delete the phrase “presented above” from the footnotes in the “Summary of Company Expenses” table.  There is only one table.

Response:  The disclosure has been revised as requested

10.           Comment:  Revise footnote 8 to the “Summary of Company Expenses” table to make clear that the example in any prospectus supplement will include sales load, if any.

Response:  The disclosure has been revised as requested.

11.           Comment:  The discussion under this sub-caption indicates that the investment of the proceeds of the offering may be delayed if suitable investments are unavailable at the time or for other reasons.  If the delay stretches beyond three months, describe the reasons for and consequences of the delay.  See Item 7.2 of Form N-2.  If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

Response:  The Fund’s disclosure clearly indicates that the Fund intends to invest the proceeds of any offering within approximately three months of the receipt of such proceeds.  The Fund also articulates the circumstances under which it may take longer than three months to invest the proceeds and outlines the consequences of such a delay.  The Fund confirms that it will comply with the requirements of Guide 1 to Form N-2 if the investment process is delayed more than six months.

12.           Comment:  Disclosure in the statement of additional information notes that each director was selected to join the board based on their character and integrity, service on other boards, willingness and ability to commit the time necessary to perform the necessary duties, and goes on to state that no factor was by itself controlling.  The information requirement in the Form N-2 seeks a discussion of the specific experience, qualifications, attributes, and skills that led to their selection at this time.  Accordingly, please revise and strengthen this disclosure.

Response:  The disclosure has been revised as requested.

13.           Comment:   With respect to this discussion add disclosure which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney's fees or other expenses the Fund will follow Commission policy. See, Investment Company Act Release No. 11330 (September 2, 1980).

Response:    The disclosure has been revised as requested.

14.           Comment: Please confirm that the Fund has made the undertaking required by Rule 484 of the Securities Act.

Response:  The Fund hereby makes such confirmation.

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We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais